SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. ____)*

MedMen Enterprises Inc.

(Name of Issuer)

Class B Subordinate Voting Shares

(Title of Class of Securities)

58507M107

(CUSIP Number)

October 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 58507M107

1.	NAMES OF REPORTING PERSONS

Mekita Investments Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,788,792(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,788,792(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,788,792(1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.4%

12.	TYPE OF REPORTING PERSON

OO

(1) On October 30, 2020, Mekita Investments Ltd. (“Mekita”) received a warrant to acquire up to 40,000,000 shares of Class B common stock (the “Class B Common Stock”) of MM CAN USA, Inc., a California corporation and affiliate of MedMen Enterprises Inc. (the “Issuer”). On March 5, 2021, Mekita effected a cashless exercise of such warrant and was issued 27,164,323 shares of Class B Common Stock as a result of such exercise. The Class B Common Stock is exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis. In addition, Mekita holds a warrant to acquire up to 624,469 shares of Class B Common Stock (which Class B Common Stock would be exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis).

CUSIP No. 58507M107

1.	NAMES OF REPORTING PERSONS

Segetia (UK) Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,788,792(2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,788,792(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,788,792(2)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.4%

12.	TYPE OF REPORTING PERSON

FI

(2) On October 30, 2020, Mekita Investments Ltd. (“Mekita”) received a warrant to acquire up to 40,000,000 shares of Class B common stock (the “Class B Common Stock”) of MM CAN USA, Inc., a California corporation and affiliate of MedMen Enterprises Inc. (the “Issuer”). On March 5, 2021, Mekita effected a cashless exercise of such warrant and was issued 27,164,323 shares of Class B Common Stock as a result of such exercise. The Class B Common Stock is exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis. In addition, Mekita holds a warrant to acquire up to 624,469 shares of Class B Common Stock (which Class B Common Stock would be exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis).

CUSIP No. 58507M107

1.	NAMES OF REPORTING PERSONS

Wilfred Abbott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,788,792(3)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,788,792(3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,788,792(3)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.4%

12.	TYPE OF REPORTING PERSON

IN

(3) On October 30, 2020, Mekita Investments Ltd. (“Mekita”) received a warrant to acquire up to 40,000,000 shares of Class B common stock (the “Class B Common Stock”) of MM CAN USA, Inc., a California corporation and affiliate of MedMen Enterprises Inc. (the “Issuer”). On March 5, 2021, Mekita effected a cashless exercise of such warrant and was issued 27,164,323 shares of Class B Common Stock as a result of such exercise. The Class B Common Stock is exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis. In addition, Mekita holds a warrant to acquire up to 624,469 shares of Class B Common Stock (which Class B Common Stock would be exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis).

CUSIP No. 58507M107

1.	NAMES OF REPORTING PERSONS

Konstantin Sintsov

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Russia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,788,792(4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,788,792(4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,788,792(4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.4%

12.	TYPE OF REPORTING PERSON

IN

(4) On October 30, 2020, Mekita Investments Ltd. (“Mekita”) received a warrant to acquire up to 40,000,000 shares of Class B common stock (the “Class B Common Stock”) of MM CAN USA, Inc., a California corporation and affiliate of MedMen Enterprises Inc. (the “Issuer”). On March 5, 2021, Mekita effected a cashless exercise of such warrant and was issued 27,164,323 shares of Class B Common Stock as a result of such exercise. The Class B Common Stock is exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis. In addition, Mekita holds a warrant to acquire up to 624,469 shares of Class B Common Stock (which Class B Common Stock would be exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis).

CUSIP No. 58507M107

1.	NAMES OF REPORTING PERSONS

Konstantin Zasov

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Russia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

27,788,792(5)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

27,788,792(5)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,788,792(5)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.4%

12.	TYPE OF REPORTING PERSON

IN

(5) On October 30, 2020, Mekita Investments Ltd. (“Mekita”) received a warrant to acquire up to 40,000,000 shares of Class B common stock (the “Class B Common Stock”) of MM CAN USA, Inc., a California corporation and affiliate of MedMen Enterprises Inc. (the “Issuer”). On March 5, 2021, Mekita effected a cashless exercise of such warrant and was issued 27,164,323 shares of Class B Common Stock as a result of such exercise. The Class B Common Stock is exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis. In addition, Mekita holds a warrant to acquire up to 624,469 shares of Class B Common Stock (which Class B Common Stock would be exchangeable for Class B Subordinate Voting Shares of the Issuer on a one-for-one basis).

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

MedMen Enterprises Inc., a British Columbia corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

10115 Jefferson Boulevard

Culver City, California 90232

Item 2.

(a)	Name of Person Filing:

Mekita Investments Ltd. (“Mekita”)

Segetia (UK) Ltd. (“Segetia”)

Wilfred Abbott (“Abbott”)

Konstantin Sintsov (“Sintsov”)

Konstantin Zasov (“Zasov”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office for all the Reporting Persons is:

48 Dover Street

London W1S 4FF, UK

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page for each Reporting Person.

(d)	Title of Class of Securities:

Class B Subordinate Voting Shares

(e)	CUSIP Number:

58507M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J). As to Segetia only.
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Segetia is an investment adviser regulated by the UK’s Financial Conduct Authority.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Items 5–9 of the Cover Page for each Reporting Person.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The 27,788,792 Class B Subordinate Voting Shares for which the Reporting Persons may be deemed to have voting and dispositive control are owned directly by Mekita. Segetia is the investment adviser for Mekita. Mr. Abbott owns all of the ownership interests in Segetia. Messrs. Sintsov and Zasov collectively own all of the ownership interests in Mekita.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Certification by Mekita, Abbott, Sintsov and Zasov:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Certifications by Segetia:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Segetia is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2021

MEKITA INVESTMENTS LTD.

By:	/s/ Antri Kyriakou
Name:	Antri Kyriakou
Title:	Director

SEGETIA (UK) LTD.

By:	/s/ Wilfred Abbott
Name: Wilfred Abbott
Title: Manager

/s/ Wilfred Abbott
Wilfred Abbott

/s/ Konstantin Sintsov
Konstantin Sintsov

/s/ Konstantin Zasov
Konstantin Zasov

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 1, 2021

MEKITA INVESTMENTS LTD.

By:	/s/ Antri Kyriakou
Name:	Antri Kyriakou
Title:	Director

SEGETIA (UK) LTD.

By:	/s/ Wilfred Abbott
Name: Wilfred Abbott
Title: Manager

/s/ Wilfred Abbott
Wilfred Abbott

/s/ Konstantin Sintsov
Konstantin Sintsov

/s/ Konstantin Zasov
Konstantin Zasov